LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

gaa@attglobal.net

August 1, 2007

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Ecotality, Inc.
File Number 333-140612
Amendment No. 4 to Registration Statement on Form SB-2

Attn: Peggy Fisher
Division of Corporation Finance

Dear Ms. Fisher:

In response to the Staff’s comment letters to us dated July 20, 2007, we are filing herewith Amendment Number 4 to the Registration Statement on Form SB-2 of Ecotality, Inc. (the “Company”). We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s comment letter to us.

1.        Summary Financial Data on page 3 and Selected Financial Data on page 9 of our prospectus have been revised to present the “period from April 21, 1999 (inception) to March 31, 2007.

2.        We have expanded our discussion regarding executive compensation as a component of  general and administrative expense on page 16 of our prospectus and page 5 of our amended  Form-10KSB/A and page 22 of our amended Form -10QSB/A.

3.        Our prospectus has been revised to reflect the restatement of our financial statements for the twelve months ended December 31, 2006 and the three months ended March 31, 2007 as reflected in our restated Form 10KSB/A and restated Form 10QSB/A respectively.

4.        On page F-1 of our prospectus our auditor’s have referenced the error correction and have dual dated their report

5.        The Statement of Operations has been corrected in accordance with the Staff’s comment.

6.             We have reviewed applicable guidance and have determined that we had a contingent liability requiring us to reserve up to 3,449,992 shares of our common stock per potential penalties under our registration rights agreement.   We determined that we would reserve the maximum amount valued at $3,001,493 using a price of $.87 per share (value at closing on March 31, 2007).  We have revised our prospectus and 10qsb in accordance with this reservation.

7.             We have removed the reference to consultation with our independent accountant in Note 10-Subsequent Events of our prospectus.

8.             In Note 10-Subsequent Events of our prospectus we expanded our discussion of the asset purchase of the FuelCellStore.com .  In addition we discussed  our valuation of the FuelCellStore.com’s intangible assets and that we valued the shares of our common stock at $.63 share which was the value  on the date the agreement was signed..

9.             We have issued no registration rights penalty shares to date although as indicated in comment 6 above we have established a contingent liability account on our balance sheet and accrued the potential expense on our statement of operations in our restated 10qsb and in our prospectus in our financial statements and restated notes to the financial statements.

10.           We have amended our Form 10-KSB/A and Form 10-QSB/A as applicable to comply with Form SB-2 comments.

11.           We have revised our Statement of Cash Flows to reconcile with the Stock Compensation — Related Party amount as indicated in the non cash transactions section.

12.           We have revised Note 6-Stockholder’s Equity accordingly.

13.           We have revised Note 9 to disclose the facts and circumstances of $1.8 million restatement and revised the adjustment accordingly.

14.           We have revised our statement regarding the effectiveness of our disclosure controls and the steps we have taken to ensure the effectiveness of our disclosure controls.

15.           We have changed our conclusion regarding our disclosure controls for the periods ended December 31, 2006 and March 31, 2007 and have indicated the steps we have taken to ensure our disclosure controls are effective in future reporting periods..  We have repeated this language in the MD&A of the SB-2 as well, for consistency.

16.           The 906 certification furnished with Form 10-QSB/A has been corrected.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron